CONFIDENTIAL TREATMENT REQUESTED BY ALTAIR ENGINEERING INC.

May 29, 2018

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor

Re:	Provention Bio, Inc.
Registration Statement on Form S-1
File No. 333-224801

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Provention Bio, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-224801) (the “Registration Statement”) that was filed with the Commission on May 29, 2018.

The purpose of this letter is to provide the Staff, on a supplemental basis, with the Company’s analysis explaining the reasons for the difference between the most recent valuations of its common stock leading up to the initial public offering (the “IPO”) and the estimated initial public offering price of $4.00 per share set forth in the Registration Statement.

The estimated initial public offering price does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO on the Nasdaq Capital Market with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The estimated initial public offering price per share was determined by, in large part, discussions among the senior management of the Company and representatives of MDB Capital Group, LLC and Dougherty & Company LLC, the underwriters for the offering.

CONFIDENTIAL TREATMENT REQUESTED BY ALTAIR ENGINEERING INC.

Securities and Exchange Commission

Stock Option Grants

The Company was incorporated on October 4, 2016. The Company’s 2017 Equity Incentive Plan (the “Plan”) was adopted on April 24, 2017. The Company did not grant equity awards prior to the adoption of the Plan in April 2017.

The table below sets forth information regarding stock options granted during fiscal 2017 and to date in fiscal 2018:

Stock Option Grant Date	Number of Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share
April 25, 2017	1,547,770	$2.50	$1.70
September 11, 2017	980,258	2.50	1.87
December 1, 2017	180,000	2.50	2.23
March 1, 2018	25,796	2.50	2.42

Since March 1, 2018, the Company has not granted any additional stock options. However, the Company has approved certain stock option awards, which will become effective upon the consummation of the initial public offering. Such stock option awards will be exercisable for an aggregate of 386,943 shares of our common stock and will have an exercise price equal to the initial public offering price per share, which is currently assumed to be $4.00 per share.

Previously Provided Information

The section captioned “Stock-Based Compensation” at pages [89-91] in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation.

April 25, 2017 Grants

The board of directors set the exercise price at $2.50 per share and as of April 25, 2017, the board of directors determined the fair value of the common stock of the Company to be $1.70 per share. The board of directors based its determination on several factors including a third-party valuation report as of April 25, 2017 (the “April Valuation Report”). The April Valuation Report used the probability-weighted expected return method, or PWERM. The PWERM method is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

The board of directors also considered the price at which the Company sold shares of its convertible redeemable preferred stock to outside investors in arms-length transactions. Specifically in April 2017, the Company sold an aggregate of 11,381,999 shares of its Series A Preferred Stock for $2.50 per share for aggregate consideration of $28,454,997 to certain accredited investors pursuant to securities purchase agreements entered into with these investors.

CONFIDENTIAL TREATMENT REQUESTED BY ALTAIR ENGINEERING INC.

Securities and Exchange Commission

September 11, 2017 Grants

The board of directors set the exercise price at $2.50 per share and as of September 11, 2017, the board of directors determined the fair value of the common stock of the Company to be $1.87 per share. The board of directors based its determination on several factors including a third-party valuation report as of September 11, 2017 (the “September Valuation Report”). The September Valuation Report used the PWERM method.

December 1, 2017 Grants

The board of directors set the exercise price at $2.50 per share and as of December 1, 2017, the board of directors determined the fair value of the common stock of the Company to be $2.23 per share. The board of directors based its determination on several factors including a third-party valuation report as of December 1, 2017 (the “December Valuation Report”). The December Valuation Report used the PWERM method.

March 1, 2018 Grants

The board of directors set the exercise price at $2.50 per share and as of March 1, 2018, the board of directors determined the fair value of the common stock of the Company to be $2.42 per share. The board of directors based its determination on several factors including a third-party valuation report as of March 1, 2018 (the “March Valuation Report”). The March Valuation Report used the PWERM method.

The March 1, 2018 option grants were made after the confidential submission of the registration statement and prior to the receipt of comments from the Commission. Absent the receipt of comments from the Commission, the Company had very limited visibility as to whether an IPO could be completed in 2018 and had not yet determined the assumed offering price for the IPO.

The Company believes the difference between $4.00 the estimated initial public offering price, and $2.50, the determined fair value of the Company’s common stock, per share, as of March 1, 2018, is the result of the following factors:

●	The expansion of the Company’s clinical pipeline through the acquisition of two clinical-stage product candidates from MacroGenics in May 2018, pursuant to the terms of the license agreement between the Company and MacroGenics and the asset purchase agreement with the Company and MacroGenics.

●	The probability weighting assigned to completion of a liquidity event in the form of an IPO increased as compared to the March Valuation Report.

●	The estimated initial public offering price per share necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of the common stock as of March 1, 2018 due to the possibility that the Company would not complete an IPO. Conversely, the fair market value utilized in the third-party valuations assumes some possibility that a result besides an IPO is a realistic possibility.

●	Differences in the valuation determined by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies of third-party valuations considered by the board of directors.

CONFIDENTIAL TREATMENT REQUESTED BY ALTAIR ENGINEERING INC.

Securities and Exchange Commission

The Company believes the factors noted above were the primary factors, but other reasons for the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock per share as of March 1, 2018 include:

●	Each of the Valuation Reports utilized the PWERM method to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in an IPO.

●	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, which were not applicable to the current estimated initial public offering price per share.

Any questions regarding the contents of this letter or the Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick

cc:	Ashleigh Palmer